September 10, 2018

Gary Spiegel
Vice President - Head of Legal Affairs
Anaplan, Inc.
50 Hawthorne Street
San Francisco, CA 94105

       Re: Anaplan, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Filed August 22, 2018
           Amendment No. 3 to Draft Registration Statement on Form S-1 Filed August 31, 2018
           CIK No. 0001540755

Dear Mr. Spiegel:

       We have reviewed your amended registration statements and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2018 letter. Any page number references relate to Amendment No. 3 to Draft Registration Statement on Form
S-1.

Amendment No. 3 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Result of Operations
Key Metrics, page 63

1. You state that your selling efforts are focused on executives of large enterprises as you believe your Global 2000 customers present your greatest growth opportunity. While you
 Gary Spiegel
Anaplan, Inc.
September 10, 2018
Page 2
         have provided information related to the growth of your top 25 customers over time, it remains unclear how you monitor your ability to acquire and expand your overall enterprise customer base each period. Please explain further what measures are used by management to monitor the success of your focused growth model. You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or
Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at
(202) 551-6711 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                             Sincerely,
FirstName LastNameGary Spiegel
                                                             Division of
Corporation Finance
Comapany NameAnaplan, Inc.
                                                             Office of
Information Technologies
September 10, 2018 Page 2                                    and Services
FirstName LastName